Exhibit 12.1

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	Year Ended December 31
	2015	2014	2013	2012	2011
Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes	$(936)	$4,712	$2,764	$3,822	$4,449
Add:
Distributed earnings from equity in unconsolidated affiliates	11	16	19	4	13
Fixed charges	622	554	511	445	384
Subtotal	(303)	5,282	3,294	4,271	4,846
Less:
Equity in earnings of unconsolidated affiliates	28	15	9	14	20
Total earnings (loss) available for fixed charges	$(331)	$5,267	$3,285	$4,257	$4,826

Fixed charges:
Interest expense	$463	$396	$339	$305	$268
Rental expense representative of interest	159	158	172	140	116
Total fixed charges	$622	$554	$511	$445	$384

Ratio of earnings to fixed charges	(a)	9.5	6.4	9.6	12.6
(a) Total earnings (loss) available for fixed charges for the year ended December 31, 2015 was inadequate to cover fixed charges by $953 million.